Exhibit 99.1

REPUBLIC POWER GROUP LIMITED

(a British Virgin Islands business company with limited liability) (NASDAQ: RPGL)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2025 Extraordinary Meeting” or “Extraordinary Meeting”) of Republic Power Group Limited (the “Company”) will be held at 10:00 A.M. Eastern Time at #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874. The 2025 Extraordinary Meeting will have the following proposals for considering and voting:

Item			Board Vote Recommendation
1.	That conditional upon the approval of the sole holder of the Class B ordinary shares of the Company, the amended and restated memorandum and articles of association (the “New M&A”) in the form as attached hereto as Appendix A (the “Amendment to the Current M&A” and such proposal, the “Amendment to the Current M&A Proposal”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company.

2.	That subject to the New M&A becoming effective:		“FOR”

	i)	the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.000625 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.000625 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than one year from the date of 2025 Extraordinary Meeting (the “Share Consolidation”) be and is hereby approved;

	ii)	the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation prior to December 31, 2026 or (ii) elect not to implement the Share Consolidation , and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

	iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

	iv)	subject to the determination of the ratio of the Share Consolidation within the Range by the Directors and the Share Consolidation taking effect, the New M&As be further amended to, among others, reflect the Share Consolidation and the authorized number of shares after the Share Consolidation, and an amended and restated memorandum and articles of association (the “Second Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”).

“FOR”

As of the date of this Notice of Extraordinary Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2025 Extraordinary Meeting.

The Board of Directors of the Company has fixed the close of business on December 4, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2025 Extraordinary Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the 2025 Extraordinary Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2025 Extraordinary Report, from the Company’s website at https://republicpower.net/ or by contacting our Investor Relations Department at: ir@republicpower.net.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2025 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2025 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the 2025 Extraordinary Meeting and at any adjournments or postponements of the 2025 Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the 2025 Extraordinary Meeting in a hybrid format. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the 2025 Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the 2025 Extraordinary Meeting. If you send in your form of proxy and then decide to attend the 2025 Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the 2025 Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2025 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the 2025 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Hao Feng Ng
Hao Feng Ng
Chief Executive Officer

December 17, 2025

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

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REPUBLIC POWER GROUP LIMITED

2025 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2025

PROXY STATEMENT

The Board of Directors of Republic Power Group Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2025 Extraordinary Meeting”) of the Company to be held at 10:00 A.M. Eastern Time at #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874. Only holders of the Class A ordinary shares, par value US$0.000625 (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.000625 (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) of the Company at the close of business on December 4, 2025 (the “Record Date”) are entitled to attend and vote at the 2025 Extraordinary Meeting or at any adjournment thereof. The necessary quorum shall be one or more shareholders holding shares that represent not less than 50 percent of the votes of the shares entitled to vote on the proposals to be considered at the general meeting.

Any shareholder entitled to attend and vote at the 2025 Extraordinary Meeting may appoint the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company and each of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

A proxy statement describing the matters to be voted upon at the 2025 Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about December 19, 2025, to all shareholders entitled to vote at the 2025 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://republicpower.net/ on or about December 17, 2025. If you plan to attend the 2025 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2025 Extraordinary Meeting.

Whether or not you plan to attend the 2025 Extraordinary Meeting, it is important that your shares be represented and voted at the 2025 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on December 30, 2025 to be validly included in the tally of shares voted at the 2025 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2025 EXTRAORDINARY MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2025 Extraordinary Meeting. As a shareholder, you are invited to attend the 2025 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2025 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2025 EXTRAORDINARY MEETING?

There are two proposals that will be voted on at the 2025 Extraordinary Meeting:

1.	That conditional upon the approval of the sole holder of the Class B ordinary shares of the Company, the amended and restated memorandum and articles of association (the “New M&A”) in the form as attached hereto as Appendix A (the “Amendment to the Current M&A” and such proposal, the “Amendment to the Current M&A Proposal”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company.

2.	That subject to the New M&A becoming effective:

i)	the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.000625 each and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.000625 at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than one year from the date of EGM (as defined below) (the “Share Consolidation”) be and is hereby approved;

ii)	the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation prior to December 31, 2026 or (ii) elect not to implement the Share Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii)	the Board may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of the Share Consolidation within the Range by the Board and the Share Consolidation taking effect, the New M&As be further amended to, among others, reflect the Share Consolidation and the authorized number of shares after the Share Consolidation, and an amended and restated memorandum and articles of association (the “Second Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”).

We may also transact such other business as may properly come before the 2025 Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” each proposal from Proposals No. 1 - 2.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2025 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2025 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2025 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2025 Extraordinary Meeting.

WHO CAN VOTE AT THE 2025 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on December 4, 2025, the date established by the Board for determining the shareholders entitled to vote at our 2025 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2025 Extraordinary Meeting.

On the Record Date, 17,250,000 shares of our Class A Ordinary Shares (representing 17,250,000 votes) and 100,000 shares of our Class B Ordinary Shares (representing 1,000,000 votes) were issued and outstanding and are entitled to vote at the 2025 Extraordinary Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2025 Extraordinary Meeting.

On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Company’s Class B Ordinary Shares shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

A list of the shareholders of record as of December 4, 2025 will be available for inspection at the 2025 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

The necessary quorum shall be one or more shareholders holding shares that represent not less than 50 percent of the votes of the shares entitled to vote on the proposals to be considered at the general meeting.

If such shareholders are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2025 Extraordinary Meeting may be adjourned to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Transhare Corporation. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2025 Extraordinary Meeting, but you may not vote these shares in person at the 2025 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2025 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2025 Extraordinary Meeting in person, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on December 30, 2025 to be validly included in the tally of shares voted at the 2025 Extraordinary Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR” conditional upon the approval of the sole holder of the Class B ordinary shares of the Company, the amended and restated memorandum and articles of association (the “New M&A”) in the form as attached hereto as Appendix A (the “Amendment to the Current M&A” and such proposal, the “Amendment to the Current M&A Proposal”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (Proposal No.1); and

●	“FOR”

That subject to the New M&A becoming effective:

i)	the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.000625 each and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.000625 at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than one year from the date of 2025 Extraordinary Meeting (the “Share Consolidation”) be and is hereby approved;

ii)	the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation prior to December 31, 2026 or (ii) elect not to implement the Share Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii)	the Board may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of the Share Consolidation within the Range by the Board and the Share Consolidation taking effect, the New M&As be further amended to, among others, reflect the Share Consolidation and the authorized number of shares after the Share Consolidation, and an amended and restated memorandum and articles of association (the “Second Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”) (Proposal No. 2).

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. There is no item on the 2025 Extraordinary Meeting agenda that may be considered routine. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2025 Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2025 Extraordinary Meeting, a valid, later-dated proxy. Attendance at the 2025 Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2025 Extraordinary Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2025 Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on December 30, 2025. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2025 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2025 EXTRAORDINARY MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the 2025 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2025 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a majority of in excess of 50 percent of the votes of the shares entitled to vote on the proposal that were cast at the 2025 Extraordinary Meeting is required for all proposals at the 2025 Extraordinary Meeting.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of any proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2025 Extraordinary Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of any proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2025 EXTRAORDINARY MEETING?

If you plan to attend the 2025 Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2025 Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2025 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business December 5, 2025. In order to vote at the 2025 Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2025 Extraordinary Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

The proxy card and the Notice are available on our Company’s website at https://republicpower.net/. The contents of that website are not a part of this Proxy Statement.

PROPOSALS

PROPOSAL NO. 1

AMENDMENT TO THE CURRENT M&A

General

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to, immediately following the sole shareholder of the Class B Ordinary Shares consenting to the variation of their class rights by increasing the voting power of the Company’s Class B Ordinary Shares from ten (10) votes per share to thirty (30) votes per share (the “Change of Voting Power”), approve the Change of Voting Power.

In addition, the Board believes that it is the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval to reduce the quorum for a shareholder meeting from not less than 50% to one-third of the outstanding ordinary shares entitled to vote (the “Change in Quorum”). The Board believes that the Change in Quorum balances shareholder’s rights in keeping the current quorum requirement for shareholder meetings while helping to ensure the quorum requirements will be met without undue effort, delay and cost.

In connection with the Change of Voting Power and the Change in Quorum, the Board proposed to amend and restate the Current M&A, by the deletion in their entirety and by the substitution in their place of the New M&A to reflect, inter alia, the Change of Voting Power and the Change in Quorum.

A draft form of the New M&A is attached to this notice as Appendix A. The Amendment to the currently effective M&A must be passed by a resolution of the shareholders which requires the affirmative vote of a two-thirds majority of the votes cast at the 2025 Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Resolutions

The resolution be put to the shareholders to consider and to vote upon at the 2025 Extraordinary Meeting in relation to amending the voting power and authorized share capital of the Company are:

“IT IS RESOLVED, that conditional upon the approval of the sole holder of the Class B ordinary shares of the Company, the amended and restated memorandum and articles of association (the “New M&A”) in the form as attached hereto as Appendix A (the “Amendment to the Current M&A” and such proposal, the “Amendment to the Current M&A Proposal”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of in excess of 66.67 percent of the votes of the shares entitled to vote on the proposal that were cast at the 2025 Extraordinary Meeting will be required to approve the Amendment to the Current M&A.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENT TO THE
CURRENT M&A AS DESCRIBED IN THIS PROPOSAL 1.

PROPOSAL NO. 2
SHARE CONSOLIDATION

General

Our Board has determined that it is advisable and in the best interests of the Company and its shareholders, to approve the Share Consolidation. The Share Consolidation must be passed by a resolution of the shareholders which requires the affirmative vote of a majority of in excess of 50 percent of the votes of the shares entitled to vote on the proposal that were cast at the 2025 Extraordinary Meeting.

The Share Consolidation will be implemented simultaneously for all shares of the Company. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. The trading price of Class A Ordinary Shares will change accordingly with the Share Consolidation.

Fractional Shares

The Board may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Reasons for the Share Consolidation

The Board believes the Share Consolidation Proposal, if approved, will provide the Company with the ability to act promptly if the market price of its Class A Ordinary Shares decreases in the future to be less than $1 for a consecutive thirty (30) trading days, including following any potential capital markets transaction. The Board expects that a higher trading price of the Class A Ordinary Shares following a Share Consolidation may help the Company maintain compliance with Nasdaq’s minimum bid price requirement, should such compliance ever become an issue.

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post Share Consolidation

There were 17,250,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains approximate number of issued and outstanding Ordinary Shares immediately following a Share Consolidation at the ratios of 100-1, 50-1 or 2-1, without giving effect to any adjustments for fractional shares.

	Shares Outstanding
	Record	Ratio of	Ratio of	Ratio of
	Date	2-1	50-1	100-1
Class A Ordinary Shares	17,250,000	8,625,000	345,000	172,500
Class B Ordinary Shares	100,000	50,000	2,000	1,000

The following table contains number of authorized share capital of the Company immediately following a Share Consolidation at the ratios of 100-1, 50-1 or 2-1, without giving effect to any adjustments for fractional shares.

Shares Authorized
	Record	Ratio of	Ratio of	Ratio of
	Date	2-1	50-1	100-1
Class A Ordinary Shares	unlimited	unlimited	unlimited	unlimited
Class B Ordinary Shares	50,000,000	25,000,000	1,000,000	500,000

Book-Entry Shares

If the Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post- Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre- consolidation Ordinary Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Ordinary Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate (s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Resolutions

The resolutions be put to the shareholders to consider and to vote upon at the 2025 Extraordinary Meeting to adopting the Share Consolidation are:

“IT IS RESOLVED, that subject to the New M&A becoming effective:

i)	the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.000625 each and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.000625 at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than one year from the date of EGM (as defined below) (the “Share Consolidation”) be and is hereby approved;

ii)	the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation prior to December 31, 2026 or (ii) elect not to implement the Share Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion ;

iii)	the Board may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of the Share Consolidation within the Range by the Board and the Share Consolidation taking effect, the New M&As be further amended to, among others, reflect the Share Consolidation and the authorized number of shares after the Share Consolidation, and adopt an amended and restated memorandum and articles of association (the “Second Amended M&A”) as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of in excess of 50 percent of the votes of the shares entitled to vote on the proposal that were cast at the 2025 Extraordinary Meeting will be required to approve the Share Consolidation Proposal.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CONSOLIDATION AS DESCRIBED IN THIS PROPOSAL 2

The Board of Directors is not aware of any other matters to be submitted to the 2025 Extraordinary Meeting. If any other matters properly come before the 2025 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Hao Feng Ng
Hao Feng Ng
Chairman

December 17, 2025

Appendix A

BVI COMPANY NUMBER: 2082540

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

Republic Power Group Limited

A COMPANY LIMITED BY SHARES

Incorporated on the 17th day of November, 2021

Amended and Restated on 21 April 2022

Amended and Restated on 29 August 2023

Amended and Restated on 7 April 2025

Amended and Restated on 10 October 2025

Amended and Restated on [*] December 2025

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

Appendix A-1

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

Republic Power Group Limited

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;

“Articles” means the Articles of Association of the Company;

“Auditor” means the person for the time being performing the duties of auditor of the Company (if any

“Chairman of the Board” has the meaning specified in Regulation 12;

“Class A Share” means a Class A ordinary share of a par value of US$0.000625 in the Company;

“Class B Share” means a Class B ordinary share of a par value of US$0.000625 in the Company;

“Company” means the above named Company;

“Designated Stock Exchange” means any national securities exchange in the United States of America on which Public Shares of the Company may be listed for trading, including the NASDAQ Stock Market LLC, the NYSE MKT LLC or The New York Stock Exchange LLC;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“FINRA” means the Financial Industry Regulatory Authority of the United States of America;

“IPO” means the Company’s initial public offering of securities;

“Memorandum” means this Memorandum of Association of the Company;

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Appendix A-2

“Prospectus” means the prospectus set out in the Registration Statement;

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Registration Statement” means the Company’s registration statement on Form F-1 filed with the SEC in connection with the IPO

“Relevant System” means a system utilised for the purposes of holding and transferring shares of the Company

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors.

“Resolution of Shareholders” means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“Share” means a Class A Share or a Class B Share issued or to be issued by the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

Appendix A-3

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(e)	the singular includes the plural and vice versa.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.	NAME

The name of the Company is Republic Power Group Limited.

3.	STATUS

The Company is a company limited by Shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

4.2.	The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

4.3.	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4.	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.5.	The registered agent shall:

(a)	act on the instructions of the directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)	recognize and accept the appointment or removal of a director or directors by Shareholders.

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

Appendix A-4

5.2.	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1.	Shares in the company shall be issued in the currency of the United States of America.

6.2.	The Company is authorised to issue an unlimited number of Shares divided into two classes each with a par value of US$0.000625 each as follows:

(a)	an unlimited number of Class A ordinary shares of par value $0.000625 each; and

(b)	50,000,000 Class B ordinary shares par value $0.000625 each.

6.3.	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4.	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.	RIGHTS OF SHARES

7.1.	Each Class A Share confers upon the Shareholder:

(a)	the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2.	Each Class B Share confers upon the Shareholder:

(a)	the right to thirty votes at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	no right to share in any dividend paid by the Company;

(c)	the right at any time and at the sole option of the Shareholder to convert any Class B Share into a Class A Share in accordance with the procedure set out in Regulations 3.4 to 3.7 of the Articles; and

(d)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.3.	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Appendix A-5

10.	REGISTERED SHARES

10.1.	The Company shall issue registered Shares only.

10.2.	The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

11.	TRANSFER OF SHARES

11.1.	The Company shall, on receipt of an instrument of transfer or appropriate instruction from a Relevant System complying with Sub-Regulation 6 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2.	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1.	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8, 9 or this Clause 12.

12.2.	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 17th day of November, 2021.

Incorporator

Sgd. Rexella D. Hodge

(Sd.) Rexella D. Hodge

Authorised Signatory

Vistra (BVI) Limited

Appendix A-6

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

Republic Power Group Limited

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1.	Every Shareholder is entitled, on request to a certificate signed by a director or officer of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2.	SHARES

2.1.	Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4.	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5.	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6.	No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7.	The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)	the solvency test in Regulations 3 and 18; and

(b)	sections 197 and 209 of the Act.

Appendix A-7

2.8.	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Person ceased to be a Shareholder.

2.9.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.10.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

2A.	ALTERATION OF SHARES

2A.1.	The Company may amend the Memorandum to increase or reduce the maximum number of shares that the Company is authorised to issue, or to authorise the Company to issue an unlimited number of shares.

2A.2.	Subject to the Memorandum and these Articles, the Company may:

(a)	divide its shares, including issued shares, into a larger number of shares; or

(b)	combine its shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares.

2A.3.	A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series.

2A.4.	The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under this Article 2A and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1.	The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3.	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4.	A Shareholder holding Class B Ordinary Shares may at any time require the Company to convert all or a portion of the Class B Ordinary Shares held by that Shareholder for Class A Ordinary Shares on a one for one basis by giving the Company notice of such request not less than 21 days prior to the date on which such conversion is required to take place. The notice shall specify the number and series of Class B Ordinary Shares that the Shareholder wishes to convert and the date on which the Shareholder requires the conversion to occur and shall be accompanied by the relative share certificates, if any have been issued by the Company. The conversion shall be effected on the date specified in the notice by, at the absolute discretion of the directors, either:

(a)	conversion of the Class B Ordinary Shares into Class A Ordinary Shares; or

Appendix A-8

(b)	the redesignation of the Class B Ordinary Shares into Class A Ordinary Shares; or

(c)	redemption of the Class B Ordinary Shares and application of the proceeds of such redemption for the allotment of Class A Ordinary Shares.

3.5.	In each case, the number of Class A Ordinary Shares to be issued shall be equal to the number of Class B Ordinary Shares on the relevant conversion date.

3.6.	Each Shareholder authorises the Company to make such conversion on the basis set out in this Regulation and irrevocably appoints the Company as its agent for such purpose.

3.7.	On conversion, exchange, redesignation or redemption of Class B Ordinary Shares into Class A Ordinary Shares the converted, exchanged, redesignated or redeemed Class B Ordinary Shares will not be available for reissue.

3.8.	Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.9.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.10.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.11.	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.12.	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Shareholders may mortgage or charge their Shares.

4.2.	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

Appendix A-9

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject to the Memorandum, Shares may be transferred by a written instrument of transfer (which complies with applicable rules of the SEC and federal and state securities laws of the United States) signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. The instrument of transfer shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors and shall be signed by the transferor and shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

6.2.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3.	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4.	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

6.5.	Notwithstanding any other provisions of the Memorandum and Articles, shares in the Company may be transferred by means of a Relevant System and the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent of the members for the purposes of the transfer of any shares transferred by means of the Relevant System. If the Shares in question were issued in conjunction with rights, options or warrants on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such share without evidence satisfactory to them of the like transfer of such option or warrant.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.	Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

Appendix A-10

7.3.	The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)	the other directors.

7.4.	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

(the “Company”)

I/We, ……………………………, being a Shareholder of the Company HEREBY APPOINT ……………………………… of ……………………………… or failing him ………..……………… of ……………………………… to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Shareholder

7.10.	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

Appendix A-11

7.11.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14.	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16.	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18.	Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

Appendix A-12

7.20.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21.	An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1.	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

8.2.	No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3.	Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number.

8.4.	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5.	A director may be removed from office,

(a)	with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6.	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7.	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9.	Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.10.	The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole Shareholder/director who nominated him,

(i)	he resigns as reserve director, or

(ii)	the sole Shareholder/director revokes the nomination in writing; or

(b)	the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

Appendix A-13

8.11.	The Company shall keep a register of directors (the “register of directors”) containing:

(a)	in the case of an individual director, the particulars stated in section 118A(1)(a) of the Act;

(b)	in the case of a corporate director, the particulars stated in section 118A(1)(b) of the Act; and

(c)	such other information as may be prescribed by the Act.

8.12.	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.13.	The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act.

8.14.	The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.15.	A director is not required to hold a Share as a qualification to office.

8.16.	A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

(a)	exercise the appointing director's powers; and

(b)	carry out the appointing director's responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.17.	No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.18.	The appointing director may, at any time, terminate or vary the alternate's appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.19.	An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.20.	An alternate director has the same rights as the appointing director in relation to any directors' meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director's powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.21.	The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

Appendix A-14

9.	POWERS OF DIRECTORS

9.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5.	The continuing directors may act notwithstanding any vacancy in their body.

9.6.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8.	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1.	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6.	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

Appendix A-15

10.7.	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8.	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1.	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

Appendix A-16

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.	The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6.	An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or to approve a liquidation plan;

(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7.	The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8.	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

Appendix A-17

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1.	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3.	For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)	the Company’s holding company; or

(b)	a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

Appendix A-18

14.5.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6.	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7.	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8.	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9.	If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10.	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	RECORDS AND UNDERLYING DOCUMENTATION

15.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

Appendix A-19

15.4.	Where the original register of members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	the records and underlying documentation of the Company;

(b)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(c)	minutes of meetings and Resolutions of Directors and committees of directors; and

(d)	an impression of the Seal.

15.6.	The records and underlying documentation of the Company shall be in such form as:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

15.7.	The Company shall retain the records and underlying documentation for a period of at least five years from the date:

(a)	of completion of the transaction to which the records and underlying documentation relate; or

(b)	the Company terminates the business relationship to which the records and underlying documentation relate.

15.8.	Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)	record of the physical address of the place at which the records and underlying documentation are kept; and

(b)	record of the name of the person who maintains and controls the Company’s records and underlying documentation.

15.9.	Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within 14 days of the change, provide its registered agent with:

(a)	the physical address of the new location of the records and underlying documentation; or

(b)	the name of the new person who maintains and controls the Company’s records and underlying documentation.

15.10.	The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act.

15.11.	The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

Appendix A-20

16.	REGISTER OF CHARGES

16.1.	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

16.2.	Where a change occurs in the relevant charges or in the details of the charges required to be recorded in the Company’s register of charges maintained in accordance with Sub-Regulation 16.1, the Company shall, within 14 days of the change occurring, transmit details of the change to the registered agent.

17.	SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS

18.1.	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Distributions may be paid in money, Shares, or other property.

18.3.	Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

Appendix A-21

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.8.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1.	Any notice, information or written statement to be given by the Company to Shareholders may be given by (a) personal service (b) through a Relevant System, where the notice or document relates to uncertificated shares; (c) where appropriate, by making it available on a website and notifying the member of its availability in accordance with this Regulation; (d) in accordance with the rules of a Designated Stock Exchange; (e) by any other means authorised in writing by the member or (f) by mail addressed to each Shareholder at the address shown in the register of members.

20.2.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

Appendix A-22

20.3.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

22.	CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

23.	UNTRACEABLE SHAREHOLDER

The Company is entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) the Company has not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, the Company caused an advertisement to be published in newspapers, giving notice of its intention to sell such shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to the Company, and when the Company receives these net proceeds the Company shall become indebted to the former shareholder for an amount equal to such net proceeds.

To give effect to any sale of shares under this Article, the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register even if no share certificate has been lodged for such shares and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The buyer shall not be bound to see to the application of the purchase monies, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

The Company shall account to the member or other person entitled to the share for the net proceeds of a sale under this Regulation 23 by carrying all monies relating to such sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may think fit. No interest shall be payable to such member or other person in respect of such monies and the Company does not have to account for any money earned on them

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 17th day of November, 2021.

Incorporator

Sgd. Rexella D. Hodge
(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

Appendix A-23